Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2012
(Millions)
Earnings:
Income from continuing operations before income taxes and noncontrolling interests	$1,006
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(20)

Income from continuing operations before income taxes, equity earnings, and noncontrolling interests	986

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	448
Rental expense representative of interest factor	8

Total fixed charges	456

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	25
Less:
Capitalized interest	(33)

Total earnings as adjusted	$1,434

Fixed charges	$456

Ratio of earnings to fixed charges	3.14

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.